Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

December 13, 2024

Daniel Greenspan, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Runway Growth Finance Corp. Preliminary Proxy Statement on Schedule 14A filed on November 1, 2024 (File No. 814-01180)

Dear Mr. Greenspan,

On behalf of Runway Growth Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 12, 2024 and the written comments provided by the Staff on December 10, 2024 regarding the Company’s preliminary proxy statement on Schedule 14A, filed with the SEC on November 1, 2024 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on December 13, 2024 (the “Definitive Proxy Statement”). Capitalized terms used but not defined herein have the meanings specified in the Definitive Proxy Statement.

1.	The Staff refers to the bracketed disclosure in the second to last paragraph in the Letter to Stockholders in the Preliminary Proxy Statement that states: “[The Company has elected to provide access to its proxy materials to certain of its stockholders over the internet under the Securities and Exchange Commission’s (the “SEC”) “notice and access” rules.]” The Staff notes that this sentence is bracketed in the Preliminary Proxy Statement, and observes that if such “notice and access” rules are to be used, the Notice of Internet Availability of Proxy Materials must be filed and mailed to stockholders at least 40 calendar days in advance of the Special Meeting date.

Response: The Company respectfully advises the Staff that it has removed the bracketed disclosure in the Letter to Stockholders in the Definitive Proxy Statement referencing the “notice and access” rules to clarify that the Company will not be relying on the “notice and access” rules.

2.	The Staff refers to the following bracketed disclosure regarding Section 15(f) of the 1940 Act on pg. 4 of the Preliminary Proxy Statement: “[An additional Independent Director, meaning a director who is not an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act, will be appointed before the closing of the Adviser Change in Control, resulting in 75% of the members of the Board being Independent Directors.] This will cause the Company to comply with the “safe harbor” included in Section 15(f) of the 1940 Act.”

Daniel Greenspan, Senior Counsel December 13, 2024 Page 2

A.	Please advise the Staff of the Company’s plans to appoint one or more additional Independent Directors and provide additional disclosure in the Definitive Proxy Statement as appropriate.

Response: The Company respectfully advises the Staff that the Company has revised the disclosure on pg. 4 of the Definitive Proxy Statement to remove the referenced bracketed disclosure and further explain the Company’s compliance with Section 15(f). To that end, the Company advises the Staff that Gregory M. Share, an Interested Director, has submitted his resignation as a member of the Board, to be effective upon the election of his successor. In accordance with the Stockholder Agreement between the Company and OCM Growth Holdings, LLC (“OCM”), dated December 15, 2016 (the “Stockholder Agreement”), OCM submitted a nominee, Catherine Frey, for consideration by the Board. The Nominating and Corporate Governance Committee met with Ms. Frey and recommended that the Board approve her nomination to stand for election as a director at the Special Meeting. The Board approved her nomination, and also determined that Ms. Frey is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company, the Adviser, or OCM. The Company has added a proposal to the Definitive Proxy Statement seeking the vote of the Company’s stockholders to approve the election of Ms. Frey to serve as an Independent Director. Assuming her election is so approved by the stockholders, the Board will be composed of four Independent Directors and one Interested Director in advance of the transaction being consummated, and as a result, the Company will be in compliance with Section 15(f) and Section 16(b) prior to the closing of the Adviser Change in Control.

B.	To the extent the Company intends to rely on the safe harbor in Section 15(f) of the 1940 Act, please disclose how the Company plans to be in compliance with Section 15(f) of the 1940 Act.

Response: As described above, the Company respectfully advises the Staff that the Board has approved the nomination of an Independent Director, Ms. Frey, to fill the vacancy created by Mr. Share’s resignation. Upon Ms. Frey’s election by the Company’s stockholders at the Special Meeting, the Board will consist of four Independent Directors and one Interested Director. The Company has revised the disclosure on pg. 4 of the Definitive Proxy Statement to further clarify how the Company plans to be in compliance with Section 15(f) of the 1940 Act.

C.	Please advise the Staff how the Company will satisfy the requirements of Section 16(b)(2) in appointing one or more Independent Directors pursuant to Section 15(f) of the 1940 Act as it relates to the requirement to hold a shareholder election for any independent directors appointed pursuant to such safe harbor.

Response: Section 16(b)(2) of the 1940 Act generally requires that any vacancy created on the board of directors of a registered investment company that occurs in connection with complying with Section 15(f)(1)(A) must be filled by an Independent Director who has been elected by the investment company’s board of directors and the holders of a majority of the outstanding voting securities of such company. A director’s election by a majority of the company’s outstanding voting securities is not required to comply with Section 16(b)(2) if the vacancy filled by such director is pursuant to an existing director’s “bona fide” resignation, among other exceptions.

Daniel Greenspan, Senior Counsel December 13, 2024 Page 3

Here, the Company believes that Mr. Share’s resignation was “bona fide” because it occurred in connection with a genuine business judgment by OCM to replace Mr. Share as its nominee pursuant to the Stockholder Agreement, rather than as a result of the Company seeking to comply with Section 15(f)(1)(A). The Stockholder Agreement provides OCM the authority to nominate a candidate for consideration by the Board, and OCM regularly evaluates whether to transition to a new representative on the Board depending on its business needs, as evidenced by previous changes in the director representing OCM on the Board. Because Mr. Share’s resignation was the result of a business decision made by OCM to replace Mr. Share as its representative on the Board, the Company believes his resignation was “bona fide” and as a result, the Company does not believe that the Section 16(b)(2) requirement related to a stockholder election of his successor applies.

Regardless of whether the Staff agrees that Mr. Share’s resignation was “bona fide” under Section 16(b)(2), the Company anticipates that it will still be in compliance with such requirements following the Special Meeting. As noted, Section 16(b)(2) requires that any vacancy on the Board that “occurs in connection with compliance with Section 15(f)(1)(A)” must be filled by a person (i) who is not an “interested person” of the parties to the relevant transaction and (ii) “who has been elected” by the holders of the Company’s outstanding voting securities. The Board has determined that Ms. Frey is not an “interested person” of the Company or the Adviser. Further, as noted, the Company has added a proposal to the Definitive Proxy Statement to seek its stockholders’ approval of the election of Ms. Frey to serve as an Independent Director. If the Company’s stockholders approve her election, the vacancy created by Mr. Share’s resignation will be filled by a director that satisfies each of the prongs of Section 16(b)(2), and the Company will be in compliance with Section 16(b)(2) upon Ms. Frey’s election.

3.	The Staff refers to the disclosure in the “Questions and Answers” section of the Preliminary Proxy Statement on pg. 5, which states: “If the Company’s stockholders do not approve the New Advisory Agreement Proposal, the Existing Advisory Agreement with the Adviser will remain in effect until the Adviser Change in Control is consummated.” Please advise the Staff if provisions have been made for an interim advisory agreement in the event that the Company’s stockholders do not approve the New Advisory Agreement Proposal. If no such interim agreement has been contemplated, please explain why.

Response: The Company respectfully advises the Staff that no interim advisory agreement has been contemplated because if the Company’s stockholders do not approve the New Advisory Agreement Proposal, the parties to the Adviser Change in Control are not required to complete the transaction, and as a result, it is unlikely that the Adviser Change in Control would be consummated without stockholder approval of the New Advisory Agreement. As disclosed on pg. 5 in the Definitive Proxy Statement, should the Company’s stockholders reject the New Advisory Agreement, and the parties to the Adviser Change in Control still opt to consummate the transaction, the Board will consider other alternatives, including, but not limited to, approving an investment advisory agreement with a different investment adviser, or liquidating the Company. Should this situation arise, the Existing Advisory Agreement would remain in effect until the closing of the Adviser Change in Control, which would constitute an assignment and subsequent termination of the Existing Advisory Agreement. The Company considers this outcome unlikely given that the parties to the Adviser Change in Control are not required to finalize the transaction if the New Advisory Agreement Proposal is not approved by the Company’s stockholders, but believes the Board would have sufficient time between the vote of the Company’s stockholders and the closing of the Adviser Change in Control to determine how to proceed in this circumstance.

Daniel Greenspan, Senior Counsel December 13, 2024 Page 4

4.	Pursuant to Item 22(c)(1)(iii) of Schedule 14A, please disclose the aggregate amount of fees and any other material payments paid by the Company to the Adviser and affiliates of the Adviser during the last fiscal year, or advise the Staff of the existing responsive disclosure in the Preliminary Proxy Statement.

Response: The Company has revised pgs. 13 and 33 of the Definitive Proxy Statement to include the aggregate amount of fees payable to the Adviser by the Company during the last fiscal year. Except as disclosed in response to Comment 5 below, the Company respectfully advises the Staff that there have been no other material payments paid by the Company to the Adviser or its affiliates during the last fiscal year.

5.	Pursuant to Item 22(c)(14) of Schedule 14A, please disclose any fees paid by the Company to the Adviser or its affiliates during the last fiscal year for services provided to the Company other than those under the Existing Advisory Agreement.

Response: The Company has revised pg. 33 of the Definitive Proxy Statement to include the aggregate amount of administrative fees payable to the Administrator, an affiliate of the Adviser, during the last fiscal year pursuant to the Administration Agreement.

6.	The Staff refers to the section entitled “Certain Board of Directors Considerations Regarding the Approval of the New Advisory Agreement” on pg. 14 of the Preliminary Proxy Statement. Pursuant to Item 22(c)(11) of Schedule 14A, please disclose any considerations of the Board adverse to the New Advisory Agreement Proposal that would weigh against the adoption of the New Advisory Agreement to the extent not already included in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff that no such adverse factors were considered by the Board in evaluating the New Advisory Agreement.

7.	The Staff refers to the section entitled “Security Ownership of Certain Beneficial Owners and Management” on pg. 18 of the Preliminary Proxy Statement.

A.	Pursuant to Item 22(a)(3)(v) of Schedule 14A, please disclose any purchases or sales of securities of the Adviser or its affiliates by any of the Company’s officers or directors since the beginning of the most recently completed fiscal year.

Response: The Company respectfully advises the Staff that there have been no such purchases or sales of securities of the Adviser or its affiliates by any of the Company’s officers or directors since the beginning of the most recently completed fiscal year.

B.	Pursuant to Item 22(c)(6) of Schedule 14A, please disclose the approximate amount of any material interest of any director of the Company in any material transactions since the beginning of the fiscal year, or in any material proposed transactions, to which the Adviser or any parent or subsidiary of the Adviser was or is to be a party.

Response: The Company respectfully advises the Staff that there have been no reportable material transactions in which any director of the Company had a material interest since the beginning of the most recently completed fiscal year, and the Adviser Change in Control is the only proposed material transaction in which the Adviser or any parent or subsidiary of the Adviser is to be a party. The Company believes that Item 22(c)(6) of Schedule 14A does not require disclosure of the approximate amount that any directors of the Company will receive as a result of the Adviser Change in Control.

Daniel Greenspan, Senior Counsel December 13, 2024 Page 5

First, Instruction 4 to Item 22(c)(6) provides that “no information need be given in response to this paragraph (c)(6) of Item 22 with respect to any transaction that is not related to the business or operations of the Fund and to which neither the Fund nor any of its Parents or Subsidiaries is a party.” The Company notes that none of the Adviser’s employees, nor the services provided to the Company by the Adviser, will change as a result of the transaction. The Adviser Change in Control impacts the Existing Advisory Agreement only because the change in control will technically constitute an assignment under the 1940 Act, causing a termination of the Existing Advisory Agreement. The terms of the Existing Advisory Agreement are identical to the proposed New Advisory Agreement, and, as noted in the Definitive Proxy Statement, the transaction will not result in any changes to the Company’s investment process or operations. Additionally, the Company itself is not a party to the Adviser Change in Control. Because there will be no material change to the operations of the Company, other than the Adviser’s management team having access to a wider range of resources, the Company does not believe that the requested disclosure in response to Item 22(c)(6) is required based on Instruction 4.

Second, the Company believes that the proxy materials set forth “all the facts necessary to enable a reasonably intelligent stockholder to make his [or her] own informed decision.” Browing Debenture Holders’ Comm. V. DASA Corp., 357 F. Supp 1010 (S.D.N.Y. 1972) (quotation marks omitted). The Company has revised pgs. 10 and 16 of the Definitive Proxy Statement to note that a director of the Company will “receive substantial payments in exchange for their equity interests in the Adviser” in connection with the Adviser Change in Control. Stockholders of the Company are not being asked to approve the Adviser Change in Control itself, but whether to approve the proposed New Advisory Agreement. As a result, the Company believes this disclosure would satisfy a reasonably intelligent stockholder seeking to answer the specific question of whether the Company should enter into the proposed New Advisory Agreement because it informs stockholders of the potential conflicts of interest by generally setting forth the benefits to be received by a director in connection with the transaction. The Company does not believe that a reasonably intelligent stockholder would consider the specific dollar amount to be paid by the Adviser’s New Owner necessary to evaluate the proposed New Advisory Agreement, given that there will be no changes to the Adviser’s management team or the services to be rendered to the Company.

The Company notes that the Staff has relayed that it believes the decision in Nexpoint Advisors, L.P. v. TICC Capital Corp. may offer a differing interpretation regarding the disclosure of consideration to be received by directors of the Company in connection with the Adviser Change in Control. 2015 U.S. Dist. LEXIS 159179 (D. Conn. Oct. 23, 2015) (hereinafter, “NexPoint”). The Company respectfully advises the Staff that it believes the facts in NexPoint differ meaningfully from the Adviser Change in Control. In NexPoint, the board of directors of the BDC had approved a new advisory agreement with Benefit Street Partners (“BSP”) that would have resulted in the replacement of the entire management team of the existing investment adviser. A proxy fight ensued after NexPoint offered an alternative proposal to the board of directors of the BDC, and NexPoint alleged that the transaction value to be paid to certain directors pursuant to the BSP agreement was a key reason that the board rejected NexPoint’s alternative offer. Here, there is no such competing proposal, and therefore no need for shareholders to weigh the transaction value to be received by certain directors as between the two alternatives. Further, unlike in NexPoint, there will be no changes to the business of the Adviser following the Adviser Change in Control—the management team, the Company’s investment objective, and the business operations of the Adviser as applicable to the Company will remain identical. Additionally, the Court in NexPoint found the transaction value was material to shareholders “without reference to Item 22.” Id. at *10. This distinction supports the Company’s view that the disclosure included on pgs. 10 and 16 satisfies the requirements of Schedule 14A, and includes all requisite material information necessary for shareholders to determine whether to vote in favor of or against the approval of the New Advisory Agreement. Accordingly, the Company believes the more detailed information required by the Court in NexPoint reflected the facts and circumstances of that particular case, rather than a broader interpretation of Item 22(c)(6) itself.

Daniel Greenspan, Senior Counsel December 13, 2024 Page 6

C.	To the extent practicable, please disclose the estimated monetary benefit to be received by any of the Company’s directors with a financial interest in the Adviser, its parent, or its subsidiary that will result from the Adviser Change in Control.

Response: The Company respectfully notes that it considers the requested disclosure to be captured by Item 22(c)(6) of Schedule 14A, which the Company believes is not applicable to Definitive Proxy Statement for the reasons set forth in response to Comment (7)(B) above.

8.	As a matter of timing, please provide an estimate of when the Company plans to hold the Special Meeting, and when the subsequent Change in Control will occur.

Response: The Company respectfully notes that it has revised the Definitive Proxy Statement to reflect that the Special Meeting will be held on January 23, 2025, and that the subsequent Change in Control is anticipated to close in the first fiscal quarter of 2025, subject to customary closing conditions.

9.	Please confirm that the plan is for Mr. Share to resign, and for the Company to ask its stockholders to approve the election of an independent director to fill Mr. Share’s vacant seat.

Response: The Company confirms that Mr. Share has submitted his resignation, to be effective upon the election of his successor, and that the Company has revised the Definitive Proxy Statement to add a proposal seeking the approval of an Independent Director to fill the vacancy created by Mr. Share’s resignation.

*      *      *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	R. David Spreng, Runway Growth Finance Corp. Thomas B. Raterman, Runway Growth Finance Corp.